Filed by Ensco plc
Pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended
Subject Company: Pride International, Inc.
Commission File No: 001-13289
Event ID: 3948266
Culture: en-US
Event Name: Q1 2011 Ensco plc Earnings Conference Call
Event Date: 2011-04-21
First Quarter 2011 Ensco plc Earnings Conference Call Script
Operator: Good day, everyone, and welcome to Ensco plc’s first-quarter 2011 earnings conference call. All lines have been placed on mute to prevent any background noise. After the speakers’ remarks, there will be a question-and-answer session. (Operator Instructions). I will now turn this conference over to Mr. Sean O’Neill, Vice President of Investor Relations, who will moderate the call. Please go ahead, sir.
Sean O’Neill: Thank you, operator, and welcome, everyone, to Ensco’s first-quarter 2011 conference call. With me today are Dan Rabun, CEO; Bill Chadwick, our Chief Operating Officer; Jay Swent, CFO; as well as other members of our executive management team.
     We issued our earnings release, which is available on our website at enscoplc.com.
     As usual, we will keep our call to one hour. Any comments we make about expectations are forward-looking statements and are subject to risks and uncertainties. Many factors could cause actual results to differ materially. Please refer to our earnings release and SEC filings on our website that define forward-looking statements and list risk factors and other events that could impact future results and disclose important additional information regarding the pending Pride International transaction.
     Also, please note that the company undertakes no duty to update forward-looking statements. As a reminder, our most recent fleet status report was issued on April 15.
     Now let me turn the call over to Dan Rabun, Chairman and CEO.
Dan Rabun: Thanks, Sean, and good morning, everyone. Before Jay takes us through the financial results, I will discuss first-quarter highlights and the state of our markets.
     Starting with our planned acquisition of Pride, we have received US antitrust regulatory clearance. We have completed the $2.5 billion public debt offering at favorable rates that will finance the cash portion of the acquisition, and integration teams have been formed that are working toward a smooth transition.

     ENSCO 8503, our newest ultra-deepwater rig, commenced drilling operations in French Guiana for Tullow during the first quarter. ENSCO 7500, our first deepwater rig with over a decade of proven operational experience, was awarded a multiyear contract with Petrobras in Brazil.
     In February, Ensco ordered two ultra-premium harsh environment jackups with options for two more as part of our high grading strategy. Customers have already expressed interest in contracting the rigs that are expected to be delivered in 2013. Our success as a company can only be achieved through high levels of customer satisfaction.
     In March, Ensco was ranked number one among offshore drillers for total customer satisfaction by EnergyPoint Research, an independent firm that measures customer satisfaction to an Index of Global Oilfield Suppliers. Ensco earned the number one position by taking top honors in 11 out of 16 categories, including total satisfaction; safety, health and environment; job quality; and performance and reliability. We are honored that Ensco’s employees have received independent acknowledgment for their hard work and dedication. This recognition is a testament to the experience and talent of our work force and the high scores are especially gratifying given the heightened challenges we face in terms of more complex drilling assignments and new regulations.
     This recognition was achieved by performing our daily operations in accordance with our disciplined operating systems, policies and procedures and in the safe and reliable manner our customers have come to expect from Ensco. I should also note that Pride received the top score in three separate categories.
     Now let me discuss the market. Global deepwater markets have many new business opportunities for work in 2011 and beyond. Work scopes range from a few wells to multiple years in West Africa, Brazil, India, Southeast Asia, Australia, Mexico, and the Mediterranean.
     In the US Gulf of Mexico, we are encouraged that permits are being issued and several operators are now discussing new requirements for additional rigs commencing in 2011 and 2012. Should permitting continue to pick up pace in the US Gulf of Mexico and all planned work around the world is awarded in a timely manner, the ultra-deepwater floater market should absorb new supply and be near full utilization.
     On the jackup side, in the US Gulf of Mexico, premium jackup utilization market-wide as in the mid-70% range. Ensco now has eight marketed jackups in the region, all of which are under contract. As noted in our last fleet status report, Chevron recently extended terms for two of our jackups for another six months each at higher day rates. Conversations with our customers indicate that utilization for our premium jackup fleet will continue to be very high, and day rates may continue to inch higher.

     In Mexico, our four rigs are contracted to PEMEX with terms into 2012. PEMEX has open tenders that call for 13 jackups and one semi, and eight of these are incremental. The contract terms vary from less than a year to just under four years. This demand is positive for the overall market.
     In the Middle East, market commentary indicates that the demand outlook is potentially improving for Saudi Aramco, as well as in the Neutral Zone and Abu Dhabi. If the market commentary proves to be accurate, it could represent one of the more meaningful increases in incremental demand worldwide.
     Other regional operators have outstanding requirements that may be awarded to stacked rigs in the region, and high-spec rigs that are outside the region.
     In the Mediterranean, we recently contracted ENSCO 85 in Tunisia, which has been a challenging market due to an oversupply of rigs in the region.
     The Southeast Asia market, however, continues to be active and bidding activity has increased from the fourth quarter last year. It is encouraging that a number of inquiries and tenders were for standard duty jackups while at the same time, newbuild rigs have been absorbed into the region. We expect bid activity will continue to escalate as tenders are issued for work in Indonesia and Malaysia for short- and long-term programs commencing this year.
     In the North Sea, first-quarter contract awards increased 90% from the fourth quarter and there were 21 new rate fixtures. If all visible demand is filled, almost all idle jackups in the region are expected to return to work. As discussed on our last call, although Ensco has some gaps between contracts in the first half of this year, we’re almost fully contracted for the back half of 2011.
     Now before it hand it over to Jay, let me make a few summary comments. The deepwater permitting situation in the US Gulf has improved significantly, and global deepwater market demand is quite strong as evidenced by our ENSCO 7500 multi-year contract in Brazil and the ENSCO 8503 sublet in French Guiana. Jackup tender activity in the North Sea and Mexico has ramped up nicely, and our US Gulf of Mexico jackups continue to add backlog. We continue to believe jackup utilization for Ensco will improve substantially throughout the year from first-quarter levels, based largely on backlog already in place.
     If we see oil prices trade in their recent range, we believe that will be very positive for rig utilization around the world. We are on track for our planned acquisition of Pride; integration planning is going well; and we continue to expect the significant benefits we previously have discussed in terms of cost savings, synergies and accretion.

     Now, I’ll turn it over to Jay.
Jay Swent: Thanks, Dan. My comments today will cover details of our first-quarter results, key points regarding our future outlook and a brief discussion of the pending Pride acquisition.
     Let’s start with first-quarter results versus prior year. Earnings from continuing operations were $0.45 per share, down from $1.12 a year ago. Total revenue for the quarter was $362 million, a 19% decrease from last year. Deepwater revenues declined 25% to $98 million, driven by ENSCO 7500, which is currently undergoing upgrades in a shipyard, but was earning a very high day rate in Australia in the first quarter of last year. The revenue decline from ENSCO 7500 was partially offset by ENSCO 8502 and ENSCO 8503, which were added to the active fleet.
     Jackup segment revenues decreased by approximately 17%. Average jackup day rates were down $15,000 year over year to $97,000, as shown in our earnings release. Jackup utilization in the first quarter was 72%, a decline from 79% a year ago. Total contract drilling expense increased 5% year to year. Jackup segment contract drilling expense increased 10% versus a year ago, mostly due to acquiring ENSCO 109 in July of last year, and capital enhancements for ENSCO 92 that we mentioned on our last call.
     Deepwater segment contract drilling expense, however, was down $4 million, due to lower expenses for ENSCO 7500 that is now in the shipyard, partially offset by ENSCO 8502 and ENSCO 8503 commencing operations.
     Now, let’s discuss quarterly trends by comparing first-quarter 2011 sequentially to fourth-quarter 2010. Earnings from continuing operations were $0.45 per share, down from $0.90 last quarter. Total revenue for the quarter was $362 million, an 11% decrease from the fourth quarter.
     Deepwater revenues declined $15 million, driven by ENSCO 7500 that had a $26 million demob fee in the fourth quarter.
     Fourth-quarter results also included revenue for ENSCO 8502 that was deferred during the third quarter of last year.
     These factors were partially offset by ENSCO 8503 that was added to the active fleet.
     Jackup segment revenues decreased by approximately 11%. Average jackup day rates were down $5000 quarter to quarter as shown in our earnings release. Jackup utilization declined 3 percentage points from 75% last quarter.
     Total contract drilling expense increased 3% quarter to quarter.
     Deepwater segment contract drilling expense was up $4 million with the addition of ENSCO 8503. Jackup segment contract drilling expense increased $2 million. G&A expense grew to $30 million, mostly due to higher professional fees related to the planned acquisition of Pride. This is slightly higher than we had anticipated for the quarter, and our outlook for the full year is unchanged for Ensco on a standalone basis.
     As Dan mentioned, we successfully completed our public bond offering in mid-March related to the Pride acquisition. Interest expense for the first quarter included a $9 million bridge loan structuring fee and approximately $4 million of incremental interest from the $2.5 billion of debt that was added for 14 days in the quarter for the planned acquisition of Pride.
     Net of amounts capitalized, this resulted in interest expense of $4 million for the first quarter.
     Normally I would now put, or provide, details regarding our next-quarter outlook. However, given the pending acquisition, I will, instead, cover some of the high points for Ensco on a full-year basis. My comments here are for Ensco only on a standalone basis, not the combined company.
     The full-year outlook is as follows — deepwater revenues are estimated to be at the higher end of the range we provided on our last call of approximately $575 to $625 million, which is a significant increase from $475 million in 2010.
     The permitting situation in the US Gulf of Mexico and market conditions in general have improved, and we now expect ENSCO 8504 will commence operations even sooner than previously anticipated.
     Turning now to jackups, we continue to expect jackup utilization in the second half of the year to increase substantially to the mid-80% range, based on backlog in place and anticipated customer demand.
     With respect to contract drilling expense, we expect a significant increase in the number of operating days for our semi fleet and deepwater segment contract drilling expense was forecasted to increase approximately $55 million.
     Contract drilling expense for the jackup fleet will increase approximately 5% due in part to the anticipated rise in utilization.
     Depreciation is projected to increase to approximately $255 million with the addition of our new ultra-deepwater rigs.
     G&A expense is still anticipated to be approximately $90 million, reflecting higher professional fees associated with the acquisition of Pride. However, this does not include professional fees that are contingent upon the closing of the acquisition.
     The first-quarter effective tax rate was higher than the guidance we provided on our last call, mostly due to an adjustment for an uncertain tax filing position in one country where we operate. But the effective tax rate is expected to come down significantly for the remaining three quarters of 2011.
     Effective tax rate for the full year for Ensco on a standalone basis is projected to be approximately 15%. For 2011, capital spending outlook is now forecasted to be $605 million. This breaks down as follows — $315 million is committed to new rig construction; $190 million is for rig enhancements; and $100 million is for sustaining projects.
     For 2012, we believe the potential earning power for Ensco on a standalone basis is substantially higher than the outlook for 2011 as permits begin to be issued in the Gulf of Mexico and our new semis are contracted.
     Assuming that our jackup fleet achieves utilization in the mid-80% range, which is the run rate we expect to see by the fourth quarter of this year, and our effective tax rate remains in the mid-teens or below as anticipated, Ensco’s standalone EPS is expected to be in the range of $5 per share. Our estimated EPS for 2012 on a combined basis with Pride is more than 10% accretive to our standalone estimate.
     We believe the contemplated acquisition will be very favorable for customers and employees of both companies and for our shareholders since it is expected to be accretive to both earnings and cash flow. We have already completed a $2.5 billion public debt issuance in advance of the acquisition closing.
     Given the favorable interest rates we were able to secure, and a more efficient balance sheet, we will benefit from an estimated 200 basis point improvement in our overall cost of capital while maintaining our investment-grade rating.
     The capital will be invested wisely in one of the most capable fleets in our sector, which will have an estimated total backlog of approximately $10 billion for the combined company.
     We believe the combination of more customers and more markets with one of the youngest fleets will give us a major advantage versus competitors. Now I will turn the call back over to Sean.
Dan Rabun: [Before we open] it up for questions, I would like to acknowledge the one-year anniversary of the tragic Macondo incident in the US Gulf of Mexico. We continue to pray for the crew members who died and were injured that day as well as their families. The best thing we can do to honor their memory is to be devoted to working safely each and every day. And safety remains our most important core value. Our industry will learn from this tragedy, and Ensco has worked closely with others in our sector to enhance the safety of offshore drilling.
     Now let me turn it over to Carey Lowe for a minute who will briefly talk about our ENSCO 8504 press release that we issued this morning.

Carey Lowe: Thanks, Dan. Today, we announced that we have contracted ENSCO 8504 with Total in Brunei. We have mentioned on previous calls that we expect Asia to be a growing deepwater market, and we appreciate the opportunity to establish what we hope is a very long deepwater relationship with Total.
     Operating expenses in Brunei are one of the lowest in terms of deepwater markets, and we will also benefit from a very favorable tax rate. These factors, along with the $423,500 day rates, will generate a good return.
     Only two Ensco deepwater rigs, which are still under construction in Singapore, remained uncontracted. They are scheduled for delivery next year, and we feel very good about contracting these rigs before they are delivered.
     Operator, please open it up for questions.
Sean O’Neill: Thanks, Carey. And just as a reminder to everyone before we open it up for questions, Ensco and Pride will be operating as two independent companies until the closing of the acquisition, so we will not be taking any questions regarding the acquisition. And now, operator, please do open it up for questions. Thank you.
Q&A
Operator: (Operator Instructions). Collin Gerry.
Collin Gerry: Good morning. I guess I will start with the contract on the 8504. You mentioned the costs in Brunei are extremely competitive. But could you give us just kind of a daily operating cost guess?
     And, the other question I had is for maybe some of the other 8500 series. Is that a good range to be thinking about, in kind of the low $400,000’s? It was higher than what I think I was expecting, so just maybe some color on what that means for the other 8500 series.
Carey Lowe: Okay. Let’s talk about the operating costs first. In Brunei, the daily operating costs is in the $110,000’s range. And as far as using this one data point as an indication of the market, every bidding opportunity and contract is different. It really depends on what the costs are in the area you are working, what your strategy is, the term of the contract, the amount of upgrades that have to be done, so I wouldn’t use one data point as a market indicator.
Collin Gerry: Fair enough. Switching gears —
Jay Swent: Collin, the only other point I would add is on the tax rate, on that contract is fairly optimal as well. And there again,

how you bid depends on what the tax rate is in different countries as well.
Collin Gerry: Okay. Perfect. Switching gears a little bit to the jackup side, one of your competitors kind of shared an optimism that I am getting a sense of you on the jackup front. I guess if we think about that, two questions there.
     Number one, how do you think about additional capacity additions and newbuilds for the Ensco fleet? And then number two, I feel like for the last year we’ve all been talking about bifurcation, whereas the high end is very good and the standard jackups are kind of bouncing along the bottom.
     As we go forward, how do you think it evolves? Do you think that the standard jackups can catch up a little bit? Does that need to happen for rates on the high end to improve? Or just kind of give us a little bit more color on the dynamic there.
Mark Burns: Yes, this is Mark Burns. You know on the bifurcation question, we have seen that take place. Operators have requested newer equipment if available. But, I guess with the tightening jackup market and the improved utilization rate, we are seeing some of the older low-end jackups go back to work in certain operating areas. So, although new build equipment is preferred by operators, I think it’s fair to say that the older jackups can also perform some of the same work they’ve always done.
     In terms of the supply, there is, I think a total of 55 newbuild jackups due to be delivered. We’re still seeing strong tendering activity in certain parts of the world, the North Sea, for example, Southeast Asia. So, we still feel very good about the jackup market.
Collin Gerry: And maybe how does that relate to potential new capacity?
Mark Burns: Well, I think there’s been a number of newbuild announcements in the past few weeks, certainly, as you are aware of. I don’t think we are still finished yet. I think shipyards are still offering fairly attractive terms and terms of financing and construction. I think there’s still some slots available to be had. So, I’m not certain that we’ve reached the end of the newbuild jackup announcements.
Dan Rabun: But it is our view — this is Dan — that the new jackups under construction can be absorbed into the market.
Collin Gerry: Right. I guess part of that is, do you think Ensco is going to be involved in building additional jackups above what you’ve already announced? I guess that was the question I was getting at.

Dan Rabun: Well, obviously, we continue to evaluate those opportunities. We do have options for two more of the rigs we most recently announced, so we will be evaluating those.
Operator: Ian Macpherson, Simmons.
Ian Macpherson: Hi, thank you. A question for Jay or Dan. I don’t know if I’m being — if I’m being too particular, but Jay, I think you said — you said on your last call that you could project $5 of standalone earnings power next year and 10% accretion from Pride. And this morning, you said more than 10%. Are you upsizing your accretion? Or am I sort of splitting hairs here?
Jay Swent: You might be splitting hairs a little bit, Ian. I think we’re very comfortable with the estimates, is the way I would describe it.
Ian Macpherson: Okay. But part two of the question is, I think most of us have arrived at the conclusion that maybe isn’t sanctioned by your public comments that the cost synergies are going to be a good bit bigger than the $50 million that you outlined preliminarily from sort of a corporate overhead standpoint.
     And I just want to sort of understand where we are pegging the 10% relative to in terms of cost. That 10% only includes the $50 million that you outlined, correct?
Jay Swent: Yes, that’s correct, Ian. Everything ties back to what was in our S-4 and what we’ve said. The 10% is based just on the $50 million in synergies. And the only commentary we have really given on the synergies is that that is for the G&A areas, does not cover shore base or rigs at this point. We’re still evaluating the shore base and the rigs. Quite frankly, I’m not sure we’re going to find a whole lot of synergies there. I think the major synergies are going to be at the corporate G&A level.
Ian Macpherson: Okay. Just a quick question on the markets. Where do you think that we might see higher day rates unfold for standard jackups? The soonest, I got the impression from the Noble call, certainly explicitly, that North Sea standard jackups are going to be moving higher sooner. Where are you seeing relative pricing strength?
Mark Burns: Ian, you are exactly right. In the North Sea, effectively, all the standard jackups are utilized and many have been booked out for the remainder of 2011 and into 2012. So any additional requests for drilling activity in the North Sea could bode well for day rates. I think also, in the US Gulf of Mexico, in the premium standard or in the premium independent leg jackup areas, as you know, there’s probably 20 or less premium independent leg jackups in the US Gulf of Mexico, so I think a further strengthening in that market, as we start to see transparency in the permitting process, we are seeing operators feel more confident about longer-

term programs. So I think the US Gulf of Mexico certainly has some pricing power left.
Ian Macpherson: Great. Thanks, Mark.
Mark Burns: Okay. Thank you, Ian.
Dan Rabun: Yes, Ian, just to add onto that, especially if you do see some of these tenders come out from PEMEX for this incremental demand, that will definitely have a direct effect on the US Gulf of Mexico supply — the supply side of the US Gulf of Mexico market.
Operator: Dave Wilson, Howard Weil.
Dave Wilson: Good afternoon, gentlemen. Late last year and early in the first quarter, the industry was talking about the increasing queries for deepwater availability. Have those inquiries or the rate of those inquiries heated up? I mean when are you guys seeing the pen being put to paper in terms of contract actually being signed? Is that something you see as a second-half event? I mean, yes, we’ve got the 8504 signed today, which is a good indication, but do you think it — we see more of those here accelerate? Or is that going to be more a second-half event?
Carey Lowe: I would say as a general trend, we are seeing a pickup in contract awards. There’s a number of tenders that are under evaluation right now and should be awarded in the near future.
     But we are seeing a — and I would say that there’s a general positive sentiment. And a number of tenders are coming out that will be responded to in the near future, so those have to be awarded sometime.
Dave Wilson: Sure. And then specifically on the 8504 or Total, are there — does Total have other opportunities that they’re looking at in Brunei that might be available for the other two, the 8505, 8506 rigs?
Carey Lowe: I don’t think we could speculate on that right now, but, certainly, Brunei is turning out to be a very interesting area for a number of operators; Southeast Asia in general as well.
Dave Wilson: Okay. Thanks. That’s it for me. Thank you very much.
Operator: Roger Read, Morgan Keegan.
Roger Read: Good afternoon gentlemen. Maybe to look at your outlook for the Gulf of Mexico, specifically on the permitting side, understand we did finally get the deepwater permits rolling here, but we haven’t really seen anything in terms of a truly new permit, all green and everything like that from before the Macondo incident. So I was wondering if your outlook takes into account a potential lull as we go from the sort of existing 16 or so to transition to new ones, or if you think at this point from what you are seeing and hearing, if it’s a relatively seamless transition from the two?
Carey Lowe: Roger, This is Carey Lowe. The permitting of completely new drilled wells I think is coming. There is quite a number of wells that were suspended that of course were being the initial focus. Those wells will take months, multiple days, 60, 90 days to drill on average. And we will see a pickup I believe as the time goes on. And I believe that there started to be an established process to permit different categories of wells and we’re starting — it started with category 1 wells, and now we’re into the category 2. And as time goes on, we will move into the completely new exploration and development wells.
Roger Read: So again, you think that’s going to be a relatively seamless process then? I mean We’re not going to end up with a three- or six-month gap where we’re waiting for that to happen? At least from not what you can see today?
Carey Lowe: I would say in general, it will be a relatively seamless process.
Roger Read: Okay. And then —
Operator: Rob MacKenzie, FBR Capital Markets.
Rob MacKenzie: Hi, good morning, guys.
Dan Rabun: And it’s afternoon in London.
Rob MacKenzie: I’m sorry yes. Afternoon in London. The — sorry, on new tenders out there, obviously there’s been some movement out of Saudi Aramco in the Arabian Gulf. Can you give us a commentary perhaps? And if you mentioned earlier, I apologize. I had to step off, but can you give some commentary perhaps on what you see potentially coming up next on top of what’s already been announced there? Is that something where we see we can see some material increase in tenders over the next couple of months?
Mark Burns: This is Mark Burns. I think as you probably know, there’s still a number of outstanding jackup tenders, outstanding with Aramco that have not been awarded yet, and we hope that some of those will be awarded at some point in the future. The majority of those open jackup contracts are for workovers and for oil drilling requirements they have.
     As you know, Saudi Aramco has a requirement to increase domestic gas production for use internally in the kingdom. So I think going forward, I think there’s a very good possibility that we will see Aramco increase the number of bigger, heavier-duty jackups that are able to drill these deeper gas wells. So I think Aramco are still considering that. And we may, in fact, see some further tender activity for rigs of that type.

Rob MacKenzie: Okay, thank you. Is that where you think you have the greatest potential upside surprise over the next several quarters? Or is there another region or operator where you think we might see a surprise out of in terms of what they’re planning to do?
Mark Burns: Well, I think, you know, overall, jackup activity in the Middle East, absent of Saudi Aramco, still remains relatively weak, so I don’t expect to see great upside in the Middle East. Again, as we discussed, in the US Gulf of Mexico, we see room for upside. PEMEX obviously out for a number of tenders at the moment. Most of those have rate caps on them, so that could also be an area of great improvement.
Rob MacKenzie: Okay. Thanks very much.
Operator: Joseph Triepke, Guggenheim Securities.
Joseph Triepke: Thanks and good afternoon, gentlemen. Dan, maybe one for you first; some of your peers have talked about strategic initiatives around fleet reviews to identify non-core assets. And we’ve clearly seen you guys move to rationalize your fleet over the last year or so. With the understanding that addressing anything on the combined company is premature, can you just give us an idea of how you’re thinking about your fleet in terms of your strategic focus now and maybe opportunities to continue to streamline?
Dan Rabun: Yes; yes, I think we’ve been very consistent over the last — over the history of our company in terms of high-grading our assets. We sold four jackups last year. So you know, after the acquisition, we will take a review of the fleet and there will be some opportunities to dispose of some of the assets that are not core to the company. But again, I would describe it as something evolutionary, not revolutionary; we have pretty well culled out of the Ensco fleet. But we’ve just invested in two more jackups and we continue to look for some opportunities to cull some assets that are at the low end. So it’s not going to be anything dramatic.
Joseph Triepke: Thanks. And maybe one kind of related follow-up, maybe for Mark. You guys have spoken to the fact that operators are looking to push jackup operations into more challenging environments recently.
     I was wondering maybe if you could speak specifically to some of those challenges that your customers are facing, and maybe what rig features outside of water depth that your customers are talking to you most about these days?
Mark Burns: Joseph, yes, I think one of the main areas we can talk about is in the central North Sea. Obviously a very environmentally difficult area to work. Operators are talking about significant multi-well development programs in that area. North Sea platforms, by their nature, are very large. The well centers can be further from each other, which makes it more difficult to access with your cantilever, and just the nature of the harsh environment. So, to access those multi-well long-term development platforms, you need a jackup, obviously, that can work in the central North Sea year-round. And year-round is the key.
     As you get into the winter months and environmental criteria gets difficult, it’s critical that you have the stability and the leg length to handle those conditions. Cantilever must be of sufficient length to get out and access all of the wells on the platform in order that you don’t have to move the rig, jack the rig down and move it, which costs time and money.
     Obviously, you want to be able to remain on location through the entire winter season. Most operators in the North Sea, they really watch waiting on weather costs and that type of thing. So, and wells are getting deeper. Hook loads are getting greater. Casing sizes are getting greater, so now the two new build jackups that we announced, as you know, have 2.5 million pound derricks that are able to pull four singles; it’s a quad derrick, so they’re capable of HPHT drilling.
     So many of the features that are required for long-term developments in harsh environment areas need to be addressed by jackup owners. And we think we have in our jackups that we have recently announced.
Joseph Triepke: Thanks for the (multiple speakers)
Dan Rabun: We are also seeing an increase in — we’re also seeing quite a bit of increase in activity for some very complex HPHT wells that require extremely large hook loads, so —.
Joseph Triepke: Any particular new areas there where you are seeing that demand?
Dan Rabun: No, I’d say it’s pretty much just about in every market that you see these enquiries. Quite a few popping up in Southeast Asia.
Joseph Triepke: Great, thanks. I’ll turn it back.
Operator: (Operator Instructions). Arun Jayaram, Credit Suisse.
Arun Jayaram: Good morning or good afternoon, gentlemen. Quick question regarding the central North Sea; Mark, you’re talking about that. Can your standard rigs get up into that area, or are you talking about some of the bigger rigs moving there and then perhaps getting some opportunities for pricing for your standard rigs in the southern part?
Mark Burns: Arun, the southern North Sea is relatively shallow water depths, and it’s all natural gas drilling, which has been done now for the last 25 years. The equipment is relatively pretty benign, if you will. So in order as I said, as you get up into the central North Sea, you get into the much greater water depths. You get up near the Apache field and those — the Brent fields, those operating areas, you need a greater leg length and you need more environmental criteria. So, for those southern North Sea rigs, which we have seen some pricing increase recently, we’ve seen utilization increase, those units, Arun, cannot move in and work in that central North Sea area.
Dan Rabun: So Arun, our ENSCO 101 and 102 work in that area right now.
Arun Jayaram: Right. Right. And in terms of, you know, trigging, you guys have a lot of operating leverage to the southern North Sea and central, but I was just trying to sense of where you think some of the leading edge bid rates are. We’re hearing about maybe rates moving, eclipsing 100,000, with everything largely being contracted for ‘11 outside of some stack transition rigs. But just wanted to see what your crystal ball looked like for ‘12 in terms of pricing?
Dan Rabun: Yes, I don’t have a crystal ball, but I think I say this on every conference call. This cycle is just like the last one.
Arun Jayaram: Okay. Okay. Okay, well, obviously Saudi Arabia is a market, Dan, that we’ve personally talked about is — you’d like to perhaps have a little bit more market share in that region. Can you talk about Ensco’s participation in the tender today?
Dan Rabun: Well, you know, there are tenders outstanding and we are very actively involved in marketing our rigs. There’s quite a nice uptick in activity there.
Arun Jayaram: Okay. And Jay, I just wanted to clarify your commentary. Can you give us a sense of what the professional fee costs related to Pride were in the first quarter? I just wanted to make sure the go-forward tax rate, Ensco standalone is 15% for Q2, Q3 and Q4. Is that correct?
Jay Swent: Well, the rate for the full year we said is 15%. The rate in those quarters is probably going to be more in the 14% range. So it evens out to 15% overall for the year.
     The fees during the first quarter are really just what was incurred for legal fees and things that are not related, that are not contingent on closing of the transaction. So, any legal fees that we have, accountant fees, that type of thing, would be included in there. Investment banking fees that are contingent on closing the transaction are not involved in that number.
Arun Jayaram: Right. Can you give us the exact dollar amount that hit the G&A line item? That — ?
Sean O’Neill: Yes, it’s about $9 million, Arun, for the quarter, for first quarter.
Arun Jayaram: Okay, Sean. That’s very helpful. Thanks, guys.

Operator: Doug Becker, Bank of America Merrill Lynch.
Doug Becker: Thanks. As was alluded to a little bit earlier, Ensco has a successful track record disposing some of the older assets. With others talking about a similar strategy, just trying to get a sense about how broad this market is, who are the logical buyers? And, I guess my concern is that as more and more people are trying to sell these older assets, do we start seeing some of the asset values decline?
Bill Chadwick: Doug, I think that we’ve sold our rigs over the past year to what I would describe as buyers of opportunity. There is no established market out there that I know of that’s available on a consistent basis.
     Those circumstances arise from time to time when people both have the funds to acquire these rigs if we sell ours for cash, and they have some opportunity of prospects for putting these rigs to work, and that creates the environment in which you can realize some reasonable value for these rigs which is another one of our criteria. We haven’t sold anything at fire sale prices.
     So I think we just have to be alert to those opportunities as they come along. There’s no established market we could go to at any given time just to dispose of these assets.
Dan Rabun: Yes, this is Dan. Just one quick comment on that, and I don’t want to — I can’t really comment about market speculation about what you are referring to because we’re not involved in it, but what we have heard, which is probably consistent with what you have heard, these are working assets. These are not old assets that are not working. These are assets that have contracts and if they do get consolidated under a common umbrella, it’s just going to be another competitor that wants — that already is running the assets and wants to achieve the same thing that we are achieving, which is getting highest day rate you can get in the marketplace. So we don’t seek it has much effect on asset prices or on pricing of jackups.
Doug Becker: Fair enough. And then just some general thoughts on the Brazilian market and maybe just a little color why the 8504 wasn’t bid into the 1500 meter tender that Petrobras had had. And I understand the answer may just be as simple as you had other things cooking, given the contract that was announced today.
Dan Rabun: Yes; we view the ENSCO 8504 contract in Brunei to achieve the best economics that we could achieve in the marketplace given tax rates and operating rates. So it’s very attractive. We view it as an extremely attractive economic contract.
Doug Becker: And that was the reason why it wasn’t bid into Brazil?
Dan Rabun: That is correct.

Doug Becker: Fair enough. Thank you.
Operator: I show no further questions at this time.
Sean O’Neill: Okay. Thanks again —
Dan Rabun: One other thing is, we could get to work a lot quicker in Malaysia or Brunei than we could in Brazil as well.
Sean O’Neill: Okay, thank you, again, everyone, for participating on our call today. We certainly appreciate your interest in Ensco. Have a great day.
Operator: This does conclude today’s conference call. You may now disconnect.
Forward-Looking Statements
Statements included in this document regarding the consummation of the proposed transaction, benefits, expected synergies and other expense savings and operational and administrative efficiencies, opportunities, timing, expense and effects of the transaction, contemplated financing after the transaction, adequacy of cash reserves, financial performance, accretion to earnings, revenue growth, future dividend levels, credit ratings or other attributes of the combined companies and other statements that are not historical facts, are forward-looking statements. Forward-looking statements include words or phrases such as “anticipate,” “believe,” “contemplate,” “estimate,” “expect,” “intend,” “plan,” “project,” “could,” “may,” “might,” “should,” “will” and words and phrases of similar import. These statements involve risks and uncertainties including, but not limited to, actions by regulatory authorities, rating agencies or other third parties, actions by the respective companies’ security holders, costs and difficulties related to integration of acquired businesses, delays, costs and difficulties related to the transaction, market conditions, and the combined companies’ financial results and performance, consummation of financing for additional borrowing capacity after the transaction, satisfaction of closing conditions, ability to repay debt and timing thereof, availability and terms of any financing and other factors detailed in risk factors and elsewhere in each company’s Annual Report on Form 10-K for the year ended 31 December 2010, and their respective other filings with the Securities and Exchange Commission (the “SEC”), which are available on the SEC’s website at www.sec.gov. Should one or more of these risks or uncertainties materialize (or the other consequences of such a development worsen), or should underlying assumptions prove incorrect, actual outcomes may vary materially from those forecasted or expected. All information in this document is as of today. Except as required by law, both companies disclaim any intention or obligation to update publicly or revise such statements, whether as a result of new information, future events or otherwise.
Important Additional Information Regarding The Proposed Acquisition of Pride International, Inc. Has Been Filed With The SEC
In connection with the proposed acquisition of Pride International, Inc., Ensco has filed a registration statement including a preliminary joint proxy statement/prospectus of Ensco and Pride with the SEC. INVESTORS AND SECURITY HOLDERS OF ENSCO AND PRIDE ARE ADVISED TO CAREFULLY READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS TO IT) BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT THE TRANSACTION, THE PARTIES TO THE TRANSACTION AND THE RISKS ASSOCIATED WITH THE TRANSACTION. A definitive joint proxy statement/prospectus will be sent to security holders of Ensco and Pride seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus (when available) and other relevant documents filed by Ensco and Pride with the SEC from the SEC’s website at www.sec.gov. Security holders and other interested parties may also obtain, without charge, a copy of the definitive joint proxy statement/prospectus (when available) and other relevant documents by directing a request by mail or telephone to either Investor Relations, Ensco plc, 500 N. Akard, Suite 4300, Dallas, Texas 75201, telephone 214-397-3015, or Investor Relations, Pride International, Inc., 5847 San Felipe, Suite 3300, Houston, Texas 77057, telephone 713-789-1400. Copies of the documents filed by Ensco with the SEC are available free of charge on Ensco’s website at www.enscoplc.com under the tab “Investors.” Copies of the documents filed by Pride with the SEC are available free of charge on Pride’s website at www.prideinternational.com under the tab “Investor Relations.” Security holders may also read and copy any reports, statements and other information filed with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 or visit the SEC’s website for further information on its public reference room.
Ensco and Pride and their respective directors, executive officers and certain other members of management may be deemed to be participants in the solicitation of proxies from their respective security holders with respect to the transaction. Information about these persons is set forth in Ensco’s proxy statement relating to its 2011 Annual General Meeting of Shareholders and Pride’s proxy statement relating to its 2010 Annual Meeting of Stockholders, as filed with the SEC on 5 April 2011 and 1 April 2010, respectively, and subsequent statements of changes in beneficial ownership on file with the SEC. Security holders and investors may obtain additional information regarding the interests of such persons, which may be different than those of the respective companies’ security holders generally, by reading the registration statement, definitive joint proxy statement/prospectus (when available) and other relevant documents regarding the transaction filed with the SEC.